Exhibit 99.1

Ballard announces orders for 70 hydrogen fuel cell engines for delivery to Wrightbus in 2024

VANCOUVER, BC, April 16, 2024 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced multiple purchase orders totaling 70 FCmove®-HD hydrogen fuel cell engines from its customer Wrightbus (https://wrightbus.com/), a UK-based bus manufacturer deploying hydrogen-powered buses in the UK and Europe. Ballard expects delivery of the fuel cell engines to occur in 2024, and the buses to enter into service in 2025. The hydrogen fuel cell engines will power single- and double-decker buses in the UK and Germany.

"We are pleased to strengthen our relationship with Wrightbus and support their deployment of an increasing volume of hydrogen-powered transit buses across the UK and Europe," said Oben Uluc, Vice President, Sales & Marketing, EMEA. "We are seeing broader market acceptance of fuel cell buses by European transit operators seeking to decarbonize their operations with a technology approach that enables long range, fast refueling, and scalable refueling infrastructure."

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product deliveries, customer deployments, and market adoption. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Investor Relations +1.604.453.3939 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 16-APR-24